                              [CELTRIX LETTERHEAD]

NEWS RELEASE

                         CONTACT: Andreas Sommer, Ph.D.
                                  President and Chief Executive Officer
                                  (408) 988-2500


                  CELTRIX RESTRUCTURES COMPANY TO CONCENTRATE
                    ON CLINICAL DEVELOPMENT OF SOMATOKINE(R)

                     MANUFACTURING ACTIVITIES DISCONTINUED
                              FINANCING ANNOUNCED

     SANTA CLARA, CA -- September 18, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) today announced that it will restructure the company to focus on the clinical development of SomatoKine(R) while reducing the cash burn rate. As sufficient clinical grade SomatoKine has been accumulated for the conduct of clinical trials over the next two years, the company will discontinue manufacturing operations. Since the majority of current staff have been associated with manufacturing and related functions, the restructuring will involve a reduction in workforce of up to 90% over the next few months. The company has also arranged additional financing to extend its cash resources into the fourth quarter of 1999. At June 30, 1998, Celtrix had $4.5 million in cash.

     "Restructuring the company at this point will reduce the annual burn rate from approximately $13 million to $2 million while maintaining important assets including encouraging clinical data and substantial quantities of SomatoKine drug," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "The company has secured a commitment of $2 million in additional funding from existing investors and will concentrate on establishing corporate partnerships and other opportunities that will enable the continued development of SomatoKine."

     Promising interim data from Phase II feasibility studies in severe osteoporosis (recovery from hip fracture surgery) and traumatic burns have recently been obtained. Final data from an ongoing Phase II feasibility study in diabetes are expected by year-end. Commercial opportunities for the treatment of severe osteoporosis, trauma and diabetes are very significant."

     "I want to express our great appreciation to all of Celtrix's employees, whose hard work, talent and dedication are the basis of the company's accomplishments," Dr. Sommer said. "Because of their efforts, we have substantial quantities of clinical grade drug available and promising clinical data that will enable the company to continue its development program."

CELTRIX PHARMACEUTICALS

     Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine is currently undergoing Phase II clinical testing for the treatment of severe osteoporosis (recovery from hip fracture surgery), traumatic burns and diabetes. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

                                     -more-

"Celtrix Restructures Company to Concentrate on Clinical Development of SomatoKine(R)"
Page 2


     This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities and Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the outcomes of future clinical trials involving SomatoKine, failure to consummate the proposed financing and the ability to enter into collaboration(s) with corporate partners, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.


                                     -end-